BullFrog AI Holdings, Inc.

325 Ellington Blvd., Unit 317

Gaithersburg, MD 20878

January 17, 2023

Tyler Howes

Division of Corporation Finance

Office of Life Sciences

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	BullFrog AI Holdings, Inc.
Amendment No. 4 to Registration Statement on Form S-1
Filed January 10, 2023
File No. 333-267951

Dear Mr. Howes:

On behalf of BullFrog AI Holdings, Inc. (the “Company”), this letter responds to comments provided by the staff of the Division of Corporation Finance, Office of Life Sciences (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the undersigned on January 17, 2023 regarding Amendment No. 4 (“Amendment No. 4”) to the Registration Statement on Form S-1 (the “Registration Statement”), which was submitted to the Commission on January 10, 2023. For your convenience, we have set forth below the comment of your letter followed by the Company’s response thereto.

Amendment No. 4 to Registration Statement on Form S-1

Financial Statements as of September 30, 2022 (Unaudited)

Notes to Financial Statements

Note 11 - Shareholder’s Equity

Warrants, page F-40

1.	Please explain to us how the Termination Warrants issued pursuant to the newly disclosed Termination Agreement entered into with ViewTrade Securities Inc. on April 1, 2022, discussed on page 54, are accounted for in your interim financial statements.

Response: As per our conversation, the valuation of the warrants was done in the second quarter of 2022. They were valued utilizing the Black Scholes method. We will clarify the footnote in the final prospectus to separate the warrants so a reader can readily identify them. We note that we do not otherwise believe it is material.

Please do not hesitate to contact our counsel Arthur Marcus at (516) 459-8161 with any questions or comments regarding this correspondence. Thank you.

Sincerely,

/s/ Vininder Singh
Chief Executive Officer

cc	Arthur Marcus, Esq.